SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. 1)*

                                   QUIPP, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    748802105
                                 --------------
                                 (CUSIP Number)

                                JDL Capital, LLC
                          106 Seventh Street, Suite 202
                           Garden City, New York 11530
                             Attention: John D. Lori
                            Telephone: (516) 873-6973

                                 With a copy to:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                               New York, NY  10010
                            Telephone: (212) 673-0484

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 2 of 13 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       JDL  Capital,  LLC

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       AF

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      105,449
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               105,449
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        105,449
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        7.4%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 3 of 13 Pages
----------------------------                              ----------------------

--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       JDL  Partners,  LP

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       WC

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      105,449
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               105,449
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        105,449
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        7.4%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 4 of 13 Pages
----------------------------                              ----------------------

--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       John  D.  Lori

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       AF

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United  States

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      105,449
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               105,449
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        105,449
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        7.4%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 5 of 13 Pages
----------------------------                              ----------------------


                           STATEMENT ON SCHEDULE 13D/A
                           ---------------------------
                                 AMENDMENT NO. 1
                                 ---------------

     This Amendment No. 1 to the Statement on Schedule 13D (as so amended, this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission"). This Statement amends and restates in its entirety the Statement on Schedule 13D filed with the Commission on behalf of the Filing Parties on February 9, 2005.

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Quipp, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 4800 N.W. 157th Street, Miami, Florida 33014.

ITEM 2. IDENTITY AND BACKGROUND.

     The names of the persons filing this Statement are JDL Partners, LP ("JDL Partners"), JDL Capital, LLC ("JDL Capital") and John D. Lori (collectively, the "Filing Parties"). JDL Partners is a Delaware private investment partnership whose general partner is JDL Capital. JDL Capital is a Delaware investment management firm which serves as the general partner of the Fund. John D. Lori is the managing member of JDL Capital. Mr. Lori is a citizen of the United States. The principal business address and principal office address of JDL Partners and JDL Capital, and Mr. Lori's business address, is 106 Seventh Street, Suite 202, Garden City, New York 11530. Due to its position as general partner of JDL Partners, JDL Capital has the power to vote and dispose of the Issuer's shares of Common Stock owned by JDL Partners. Due to Mr. Lori's position as managing member of JDL Capital, Mr. Lori has the power to vote and dispose of the Issuer's shares of Common Stock owned, or that may be deemed owned, by JDL Capital. Accordingly, the Filing Parties are hereby filing a joint Schedule 13D.

     During the last five years, none of the Filing Parties has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the 105,449 shares of Common Stock owned by JDL Partners is $1,363,015, including brokerage fees and commissions. The shares of Common Stock owned by JDL Partners were acquired with partnership funds.

ITEM 4. PURPOSE OF TRANSACTION.

     On June 27, 2005, JDL Partners delivered a letter to the Issuer ("June 27th Letter") setting forth its willingness to immediately enter into negotiations to acquire the Issuer for $12 per share in cash, subject to certain conditions set forth therein. This proposal represents an attractive 20% premium to the closing market price of $9.96 per share on June 23, 2005, the last trade prior to June 27, 2005. The proposal is conditioned upon the satisfactory completion of customary due diligence, obtaining all necessary consents and approvals, amendment of the stockholders rights agreement, waiver of any other anti-takeover provisions in the Company's organizational documents and Florida law, and the execution of a definitive agreement in a form acceptable to JDL
Partners. The proposal is not subject to a financing condition. The June 27th Letter is filed as Exhibit (b) hereto and incorporated herein by reference.

     JDL Partners purchased the Common Stock based upon its belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Filing Parties, and the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, the Filing Parties may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Filing Parties may deem advisable.

     No Filing Party has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Filing Parties intend to engage in discussions with

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 6 of 13 Pages
----------------------------                              ----------------------


management and the Board of Directors of the Issuer and other stockholders concerning its proposal.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

                 Aggregate Number  Number of Shares:   Number of Shares:  Approximate
                    of Shares      Sole Power to Vote   Shared Power to   Percentage*
Filing Party                           or Dispose       Vote or Dispose
--------------------------------------------------------------------------------------
JDL Partners         105,449               0                105,449           7.4%
JDL Capital (1)      105,449               0                105,449           7.4%
John D. Lori(1)      105,449               0                105,449           7.4%
--------------------------------------------------------------------------------------

* Based on 1,423,775 shares of Common Stock outstanding as of May 5, 2005, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2005.

(1) JDL Capital and Mr. Lori disclaim beneficial ownership of the securities held by JDL Partners, except to the extent of any pecuniary interest therein.


(c) Since the most recent filing on Schedule 13D on February 9, 2005, the Filing Parties effected no transactions in shares of Common Stock other than those set forth on Schedule I attached hereto.

(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On June 27, 2005, the Filing Parties entered into a Joint Filing Agreement with respect to their obligations to report beneficial ownership of shares of Common Stock of the Issuer on Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed herewith:

(a) Joint Filing Agreement dated as of June 27, 2005 by and among JDL Partners, LP, JDL Capital, LLC and John D. Lori.

(b)  Letter dated June 27, 2005 from JDL Partners, LP to Quipp, Inc.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 7 of 13 Pages
----------------------------                              ----------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2005


     JDL PARTNERS, LP

     By:  JDL Capital, LLC,
       General Partner


     By:     /s/  John D. Lori
             -----------------------------
             John D. Lori, Managing Member


     JDL CAPITAL, LLC


     By:     /s/  John D. Lori
             -----------------------------
             John D. Lori, Managing Member


             /s/  John D. Lori
             -----------------------------
             John D. Lori

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 8 of 13 Pages
----------------------------                              ----------------------


                                   SCHEDULE I

             Schedule of Transactions in the Shares of Common Stock


                                    Number of Shares of
Filing Party   Date    Buy or Sell     Common Stock      Price Per Share
------------  -------  -----------  -------------------  ----------------
JDL Partners  1/25/05      Buy              500               $12.55
JDL Partners  1/31/05      Buy             2,900              $12.19
JDL Partners   2/2/05      Buy              300               $12.50
JDL Partners   2/4/05      Buy              796               $12.53
JDL Partners   3/4/05      Buy             5,000              $12.78
JDL Partners  3/18/05      Buy             4,500              $12.75
JDL Partners  3/31/05      Buy             3,185              $11.72
JDL Partners   4/5/05      Buy              800               $12.03
JDL Partners   5/9/05      Buy              500               $10.67
JDL Partners  5/17/05      Buy             7,499              $10.82
JDL Partners   6/1/05      Buy              380               $10.71
JDL Partners  6/10/05      Buy              100               $11.16

All of the shares of Common Stock set forth above were purchased in the open market.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 9 of 13 Pages
----------------------------                              ----------------------


                                  EXHIBIT INDEX
                                  -------------

The following exhibits are filed herewith:

                          Exhibit                               Page
     (a) Joint Filing Agreement dated as of June 27,             10
2005 by and among JDL Partners, LP, JDL Capital, LLC
and John D. Lori.

     (b) Letter dated June 27, 2005 from JDL                     12
Partners, LP to Quipp, Inc.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 10 of 13 Pages
----------------------------                              ----------------------


                             JOINT FILING AGREEMENT

                                  by and among

                                JDL PARTNERS, LP


                                JDL CAPITAL, LLC

                                       and

                                  JOHN D. LORI


                               as of June 27, 2005

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 11 of 13 Pages
----------------------------                              ----------------------


                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D/A Amendment No. 1 dated June 27, 2005 with respect to the shares of Common Stock, par value $.01, of Quipp, Inc., and any further amendments thereto executed by each or any of us shall be jointly filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date:  June 27, 2005

     JDL PARTNERS, LP

     By:  JDL Capital, LLC,
       General Partner


     By:     /s/  John D. Lori
             -----------------------------
             John D. Lori, Managing Member


     JDL CAPITAL, LLC


     By:     /s/  John D. Lori
             -----------------------------
             John D. Lori, Managing Member


             /s/  John D. Lori
             -----------------------------
             John D. Lori

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 12 of 13 Pages
----------------------------                              ----------------------


                                JDL Partners, LP


                                                     June 27, 2005

VIA FACSIMILE AND
-----------------
   U.S. MAIL
   ---------

Ms. Cristina H. Kepner
Chairman of the Board
Quipp, Inc.
4800 N.W. 157 Street
Miami, FL 33014

Dear Ms. Kepner:

     JDL Partners, LP ("JDL Partners") is the owner of 105,449 shares of Common Stock of Quipp, Inc. ("Quipp" or the "Company"), representing approximately 7% of the total number of shares outstanding. Based solely on publicly available information, JDL Partners hereby sets forth its willingness to immediately enter into negotiations to acquire Quipp for $12 per share in cash. This proposal represents an attractive 20% premium to the closing market price of $9.96 per share on June 23, 2005, the last trade prior to today. As Quipp is an extremely thinly-traded stock, we believe this all-cash offer will provide Quipp's stockholders with immediate liquidity and the opportunity to maximize their investment in the Company. In addition, by going private, the Company would be able to eliminate substantial Sarbanes-Oxley compliance costs.

     We intend to retain and incentivize current President and CEO Michael S. Kady and his management team to run the business of the Company. Our proposal is conditioned upon the satisfactory completion of customary due diligence, obtaining all necessary consents and approvals, amendment of the stockholders rights agreement, waiver of any other anti-takeover provisions in the Company's organizational documents and Florida law, and the execution of a definitive agreement in a form acceptable to JDL Partners. Our proposal is not subject to a financing condition.

     We are prepared to enter into a customary confidentiality agreement with Quipp and commence our due diligence immediately with a view towards consummating our proposal as quickly as possible. Accordingly, we stand ready to discuss with the Board of Directors any aspect of our proposal -- which we believe serves the best interests of the stockholders.




              106 SEVENTH STREET, SUITE 202, GARDEN CITY, NY 11530
            (516) 873-6973  FAX (516) 873-6975 JOHN@JDLPARTNERSLP.COM

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 13 of 13 Pages
----------------------------                              ----------------------


     Please contact John D. Lori at the telephone number set forth above or Matthew J. Day, Esq. at (212) 673-0484 to discuss any questions you may have or if we can provide you with any additional information regarding JDL Partners or our proposal.

     We look forward to hearing from you at your earliest convenience.



                                    Sincerely,

                                    JDL PARTNERS, LP

                                    By:  JDL Capital, LLC,
                                    General Partner


                                    /s/  John D. Lori
                                    -----------------------------
                                    John D. Lori, Managing Member


cc:  Mr.  Michael S. Kady
          Quipp, Inc.